Exhibit 8.3

New York	Paris
Northern California	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 7, 2020

Centogene N.V.

Am Strande 7

18055 Rostock, Germany

Ladies and Gentlemen:

We are acting as United States counsel to Centogene N.V., a Dutch public company with limited liability (naamloze vennootschap) (the “Company”), in connection with the preparation of the Registration Statement on Form F-1 (the “Registration Statement”) filed with the United States Securities and Exchange Commission.

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

We hereby confirm that our opinion as to the material U.S. federal income tax consequences to U.S. holders of an investment in the Company’s common shares is set forth in full under the caption “Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Registration Statement.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States.

We hereby consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations for U.S. Holders” and “Legal Matters” in the Registration Statement and to the filing, as an exhibit to the Registration Statement, of this letter.  In giving this consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell LLP